Exhibit (a)(1)(xi)

Supplement to the Offer to Purchase Dated October 7, 2004

by

LIMITED BRANDS, INC.

To Increase the Purchase Price to

Not Greater Than $29.00 Nor Less Than $25.25 Per Share and to

Decrease the Number of Shares Subject to the Tender Offer to 68,965,000

THE TENDER OFFER, THE PRORATION PERIOD AND WITHDRAWAL RIGHTS HAVE BEEN EXTENDED AND WILL NOW EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME,

ON MONDAY, NOVEMBER 22, 2004, UNLESS THE TENDER OFFER IS FURTHER EXTENDED.

On October 7, 2004, Limited Brands, Inc., a Delaware corporation (“Limited Brands” or the “Company”), distributed an Offer to Purchase (as amended prior to the date of this Supplement (as defined below), the “Original Offer to Purchase”) and a related Letter of Transmittal (the “Original Letter of Transmittal”) in connection with its tender offer to purchase for cash up to 80,000,000 shares of its common stock, $0.50 par value, at a price specified by its stockholders of not greater than $25.00 nor less than $21.75 per share, without interest, upon the terms and subject to the conditions of the Original Offer to Purchase. The tender offer was scheduled to expire at 12:00 Midnight, New York City time, on November 5, 2004.

Limited Brands, by this supplement (the “Supplement”, together with the Original Offer to Purchase, the “Offer to Purchase”), amends the Original Offer to Purchase. The Original Offer to Purchase, this Supplement and related amended Letter of Transmittal (the “Amended Letter of Transmittal”), as each may be further amended or supplemented from time to time, constitute the tender offer.

The Company has increased the price per share at which stockholders may tender their shares to a price not greater than $29.00 nor less than $25.25 per share, without interest and, as a result, has decreased the number of its shares subject to the tender offer to 68,965,000 of its shares. The Company’s intent is to purchase up to $2 billion of its shares in the tender offer. In the event the final purchase price is less than the maximum price of $29.00 per share and more than 68,965,000 shares are tendered in the tender offer at or below the purchase price, the Company intends to exercise its right to purchase up to an additional 2% of its outstanding shares without further extending the tender offer so that the Company repurchases up to $2 billion of its shares. By way of example, if the final purchase price is the minimum purchase price of $25.25 per share, the Company intends to purchase up to an additional 9,464,461 of its outstanding shares to the extent tendered in the tender offer. The Company also expressly reserves the right, in its sole discretion, to purchase additional shares subject to applicable legal requirements. See Section 1 of the Offer to Purchase.

Upon the terms and subject to the conditions of the tender offer, the Company will determine a single price per share that it will pay for shares properly tendered and not properly withdrawn in the tender offer. The Company will select the lowest purchase price that will allow it to purchase up to 68,965,000 shares or, if a lesser number of shares are properly tendered, all shares that are properly tendered and not properly withdrawn. The price will not be greater than $29.00 nor less than $25.25 per share, without interest. All shares acquired in the tender offer will be acquired at the same purchase price regardless of whether the stockholder tendered at a lower price. However, because of the “odd lot” priority, proration and conditional tender provisions described in the Offer to Purchase, all of the shares tendered at or below the purchase price may not be purchased if more than the number of shares the Company seeks are properly tendered. Shares tendered but not purchased in the tender offer will be returned to the tendering stockholders at the Company’s expense promptly after the expiration of the tender offer.

The Dealer Managers for the Tender Offer are:

Banc of America Securities LLC	JPMorgan

Supplement dated November 8, 2004

If you wish to tender all or any part of the shares registered in your name, you should follow the instructions described in Section 3 of the Offer to Purchase carefully, including completing an Amended Letter of Transmittal in accordance with the instructions and delivering it, along with your share certificates and any other required items, to Wachovia Bank, N.A., the Depositary or, if applicable, an amended Notice of Guaranteed Delivery (the “Amended Notice of Guaranteed Delivery”). Tenders of shares, Original Letters of Transmittal, Notices of Guaranteed Delivery and instructions to brokers, dealers and commercial banks, trust companies or other nominees submitted in connection with the Original Offer to Purchase are no longer effective, subject to limited exceptions for certain previous tenders described below. Stockholders that do not meet such limited exceptions and that wish to participate in the tender offer should treat this extension as a new tender offer, whether or not they wish to make any change in their previous instructions.

THE FOLLOWING DO NOT NEED TO TAKE ANY ACTION IN RESPONSE TO THIS SUPPLEMENT:

•	stockholders that have already tendered shares under the Original Offer to Purchase and checked the box entitled “Shares Tendered at Price Determined Pursuant to the Tender Offer” in the Original Letter of Transmittal, and that do not wish to change that direction;

•	stockholders that have already tendered shares under the Original Offer to Purchase and checked the box entitled “Shares Tendered at Price Determined Pursuant to the Offer” on the green instruction form provided to them by brokers, dealers, commercial banks and other nominees, and that do not wish to change that direction;

•	participants in the Company’s Stock Purchase Plan that specified on the white tender instruction form that they are willing to sell a percentage of the shares held in their account under the Stock Purchase Plan at the price determined by the Company in the tender offer, and that do not wish to change that direction; and

•	participants in the Company’s Savings and Retirement Plan that specified on the yellow tender instruction form that they are willing to sell a percentage of the shares held in their account under the Savings and Retirement Plan at the price determined by the Company in the tender offer, and that do not wish to change that direction.

THE TENDER OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE TENDER OFFER IS, HOWEVER, SUBJECT TO OTHER CONDITIONS. SEE SECTION 7 OF THE OFFER TO PURCHASE.

The shares are listed and traded on the New York Stock Exchange (the “NYSE”) under the trading symbol “LTD”. On November 5, 2004, the last full trading day prior to the announcement of the terms of the amended offer, the last reported sale price of the Company’s shares on the NYSE was $25.58 per share.

The tender offer is an element of the Company’s overall plan to return approximately $2.5 billion of capital to its stockholders. Shortly after completion of the tender offer, the Company intends to declare a special dividend of $500 million in the aggregate, subject to applicable legal requirements. By way of example, assuming the Company purchases 68,965,000 shares in the Offer to Purchase, thus reducing its number of shares outstanding to 404,258,066 (determined based on the number of shares outstanding on November 1, 2004), each remaining stockholder after the completion of the tender offer would receive approximately $1.24 per share pursuant to the special dividend. If the Company is unable to purchase $2 billion of its shares in the tender offer, the Company will consider, in its sole discretion, various other options for the cash, including, among other things, additional share repurchases or an increase in the special dividend. The amount of the dividend and the record date will be set at the time the dividend is declared. If you participate in the tender offer, you will not be entitled to receive the special dividend with respect to any shares the Company purchases.

LIMITED BRANDS’ BOARD OF DIRECTORS HAS APPROVED THE TENDER OFFER. HOWEVER, NEITHER LIMITED BRANDS NOR ITS BOARD OF DIRECTORS NOR THE DEALER MANAGERS MAKE ANY RECOMMENDATION TO YOU AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR SHARES OR AS TO THE PURCHASE PRICE OR PRICES AT WHICH YOU MAY CHOOSE TO TENDER YOUR SHARES. YOU MUST MAKE YOUR OWN DECISION AS TO WHETHER TO TENDER YOUR SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH TO TENDER YOUR SHARES. IN SO DOING, YOU SHOULD READ CAREFULLY THE INFORMATION IN THE ORIGINAL OFFER TO PURCHASE, THIS SUPPLEMENT AND IN THE RELATED AMENDED LETTER OF TRANSMITTAL, INCLUDING LIMITED BRANDS’ REASONS FOR MAKING THE TENDER OFFER. SEE SECTION 2 OF THE OFFER TO PURCHASE. LESLIE H. WEXNER, LIMITED BRANDS’ CHAIRMAN AND CHIEF EXECUTIVE OFFICER, HIS IMMEDIATE FAMILY MEMBERS AND AFFILIATED ENTITIES EXPECT TO TENDER A PORTION (NOT TO EXCEED 6%) OF THEIR SHARES PURSUANT TO THE TENDER OFFER. LIMITED BRANDS’ OTHER DIRECTORS AND EXECUTIVE OFFICERS HAVE NOT DETERMINED WHETHER TO TENDER ANY OF THEIR SHARES IN THE TENDER OFFER.

IMPORTANT

If you wish to tender all or any part of the shares registered in your name, you should follow the instructions described in Section 3 of the Offer to Purchase carefully, including, if applicable, completing an Amended Letter of Transmittal in accordance with the instructions and delivering it, along with your share certificates and any other required items, to Wachovia Bank, N.A., the Depositary. Tenders of shares, Original Letters of Transmittal, Notices of Guaranteed Delivery and instructions to brokers, dealers and commercial banks, trust companies or other nominees submitted in connection with the Original Offer to Purchase are no longer effective, subject to limited exceptions for certain previous tenders described below. Stockholders that do not meet such limited exceptions and that wish to participate in the tender offer should treat this extension as a new tender offer, whether or not they wish to make any change in their previous instructions.

THE FOLLOWING DO NOT NEED TO TAKE ANY ACTION IN RESPONSE TO THIS SUPPLEMENT:

•	stockholders that have already tendered shares under the Original Offer to Purchase and checked the box entitled “Shares Tendered at Price Determined Pursuant to the Tender Offer” in the Original Letter of Transmittal, and that do not wish to change that direction;

•	stockholders that have already tendered shares under the Original Offer to Purchase and checked the box entitled “Shares Tendered at Price Determined Pursuant to the Offer” on the green instruction form provided to them by brokers, dealers, commercial banks and other nominees, and that do not wish to change that direction;

•	participants in the Company’s Stock Purchase Plan that specified on the white tender instruction form that they are willing to sell a percentage of the shares held in their account under the Stock Purchase Plan at the price determined by the Company in the tender offer, and that do not wish to change that direction; and

•	participants in the Company’s Savings and Retirement Plan that specified on the yellow tender instruction form that they are willing to sell a percentage of the shares held in their account under the Savings and Retirement Plan at the price determined by the Company in the tender offer, and that do not wish to change that direction.

If you want to tender all or part of your shares, and you do not meet one of the limited exceptions stated above, you must do one of the following before the tender offer expires:

•	if your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, contact the nominee and have the nominee tender your shares for you;

•	if you hold certificates in your own name, complete and sign an Amended Letter of Transmittal according to its instructions and deliver it, together with any required signature guarantees, the certificates for your shares and any other documents required by the Amended Letter of Transmittal, to Wachovia Bank, N.A., the Depositary for the tender offer;

•	if you are an institution participating in The Depository Trust Company, which we call the “Book-Entry Transfer Facility” in the Offer to Purchase, tender your shares according to the procedure for book-entry transfer described in Section 3 of the Offer to Purchase;

•	if you are a participant in our Savings and Retirement Plan or Stock Purchase Plan and you wish to tender any of your shares held in either of those plans, you must follow the separate instructions and procedures described in Section 3 of the Offer to Purchase and you must review the separate materials related to those plans enclosed with the Offer to Purchase for instructions;

•	if you are a participant in the Dividend Reinvestment Plan and you wish to tender any of your shares held in that plan or you hold shares in our Direct Registration System and you wish to tender any of your shares held in the Direct Registration System, you must indicate this on the Amended Letter of Transmittal and follow the procedures outlined in the Amended Letter of Transmittal; or

•	if you are a holder of vested options, you may exercise your options for cash and tender any of the shares issued upon exercise.

If you want to tender your shares (and you do not meet one of the limited exceptions stated on the previous page) but your certificates for the shares are not immediately available or cannot be delivered to the Depositary within the required time or you cannot comply with the procedure for book-entry transfer, or your other required documents cannot be delivered to the Depositary by the Expiration Date (as defined below) of the tender offer, you may still tender your shares if you comply with the guaranteed delivery procedure described in Section 3 of the Offer to Purchase.

IF YOU DO NOT MEET ONE OF THE LIMITED EXCEPTIONS STATED ON THE PREVIOUS PAGE, TO TENDER SHARES PROPERLY (OTHER THAN SHARES REGISTERED IN THE NAME OF A BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE, OR SHARES HELD IN THE SAVINGS AND RETIREMENT PLAN OR THE STOCK PURCHASE PLAN), YOU MUST PROPERLY COMPLETE AND DULY EXECUTE THE AMENDED LETTER OF TRANSMITTAL, INCLUDING THE SECTION RELATING TO THE PRICE OR PRICES AT WHICH YOU ARE TENDERING YOUR SHARES.

If you wish to maximize the chance that your shares will be purchased by us, you should check the box in the Amended Letter of Transmittal entitled “Shares Tendered at Price Determined Pursuant to the Tender Offer”. Note that this election could result in your shares being purchased at the minimum price of $25.25 per share.

Questions and requests for assistance may be directed to D.F. King & Co., Inc., the Information Agent for the tender offer, or to Banc of America Securities LLC and J.P. Morgan Securities Inc., the Dealer Managers for the tender offer, at their respective addresses and telephone numbers set forth on the back cover page of this Supplement. Requests for additional copies of this Supplement, the Original Offer to Purchase, the Amended Letter of Transmittal or the Amended Notice of Guaranteed Delivery may be directed to the Information Agent.

We are not making this tender offer to, and will not accept any tendered shares from, stockholders in any jurisdiction where it would be illegal to do so. However, we may, at our discretion, take any actions necessary for us to make this tender offer to stockholders in any such jurisdiction.

WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR SHARES IN THE TENDER OFFER OR AS TO THE PURCHASE PRICE OR PRICES AT WHICH YOU MAY CHOOSE TO TENDER YOUR SHARES. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR IN DOCUMENTS INCORPORATED BY REFERENCE OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANY PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE TENDER OFFER OTHER THAN THOSE CONTAINED IN THIS DOCUMENT OR INCORPORATED BY REFERENCE OR IN THE RELATED AMENDED LETTER OF TRANSMITTAL. IF ANYONE MAKES ANY RECOMMENDATION OR REPRESENTATION TO YOU OR GIVES YOU ANY INFORMATION, YOU MUST NOT RELY ON THAT RECOMMENDATION, REPRESENTATION OR INFORMATION AS HAVING BEEN AUTHORIZED BY US OR THE DEALER MANAGERS.

Except as otherwise set forth in this Supplement or the Amended Letter of Transmittal, the terms and conditions set forth in the Original Offer to Purchase and the Original Letter of Transmittal remain applicable in all respects to the tender offer. To the extent that any information or amendment contained in this Supplement is inconsistent with the information in the Original Offer to Purchase, the information and amendments in this Supplement shall control.

The following amendments and supplements to the information contained in the Original Offer to Purchase are keyed to the headings in the Original Offer to Purchase. Stockholders should read the Original Offer to Purchase and the Amended Letter of Transmittal in conjunction with this Supplement in considering whether to tender their shares. Capitalized terms used in this Supplement but not otherwise defined have the meanings assigned to them in the Original Offer to Purchase.

The tender offer is hereby amended and supplemented as follows:

All references to the purchase price in the Original Offer to Purchase or the related tender offer documents shall now mean a price of not greater than $29.00 per share nor less than $25.25 per share, without interest. All references to the minimum purchase price in the tender offer shall now mean a minimum price of $25.25 per share and all references to the maximum purchase price in the tender offer shall now mean a maximum price of $29.00 per share.

All references to the Expiration Date in the Original Offer to Purchase or the related tender offer documents shall now mean 12:00 Midnight, New York City time, on Monday, November 22, 2004 (the “Expiration Date”) unless the tender offer is subsequently further extended or earlier terminated in accordance with its terms.

All references to Limited Brands’ offer to purchase up to 80,000,000 shares of its common stock in the Original Offer to Purchase or the related tender offer documents shall now mean up to 68,965,000 shares.

Any and all statements as follows: “By way of example, if the final purchase price is the minimum purchase price of $21.75 per share, we intend to purchase up to an additional 9,438,333 of our outstanding shares to the extent tendered in the tender offer.” are hereby amended by replacing each such statement in its entirety with the following:

“By way of example, if the final purchase price is the minimum purchase price of $25.25 per share, we intend to purchase up to an additional 9,464,461 of our outstanding shares to the extent tendered in the tender offer. Such a purchase of additional shares will not require us to further extend the tender offer.”

Any and all statements as follows: “By way of example, assuming we purchase 80,000,000 shares in the Offer to Purchase, thus reducing our number of shares outstanding to 391,916,667 (determined based on the number of shares outstanding on October 1, 2004), each remaining stockholder after the completion of the tender offer would receive $1.27 per share pursuant to the special dividend.” are hereby amended by replacing each such statement in its entirety with the following:

“By way of example, assuming we purchase 68,965,000 shares in the Offer to Purchase, thus reducing our number of shares outstanding to 404,258,066 (determined based on the number of shares outstanding on November 1, 2004), each remaining stockholder after the completion of the tender offer would receive approximately $1.24 per share pursuant to the special dividend.”

SUMMARY TERM SHEET

We are providing this summary term sheet for your convenience. It highlights certain material information from this Supplement and the Original Offer to Purchase, but you should realize that it does not describe all of the details of the tender offer to the same extent described elsewhere in this Supplement, the Original Offer to Purchase and Amended Letter of Transmittal. We urge you to read this entire Supplement, the Original Offer to Purchase and Amended Letter of Transmittal because they contain the full details of the tender offer. We have included herein references to the sections of the Offer to Purchase where you will find a more complete discussion.

How will Limited Brands pay for the shares tendered in the tender offer and the special dividend?

We will use our available cash on hand, proceeds from borrowings under our credit facilities, and proceeds from the sale of notes of the Company to purchase shares tendered in the tender offer, to pay the special dividend and to pay all related expenses. The tender offer is subject to the receipt of the necessary financing, although the Company has completed a sale of $500 million of notes. See Section 7 and Section 9 of the Offer to Purchase.

Can the tender offer be further extended, amended or terminated, and under what circumstances?

We can further extend or amend the tender offer in our sole discretion. If we further extend the tender offer, we will delay the acceptance of any shares that have been tendered. We can terminate the tender offer under certain circumstances. See Section 7 and Section 14 of the Offer to Purchase.

How will I be notified if Limited Brands further extends the offer or amends the terms of the tender offer?

We will issue a press release not later than 9:00 a.m., New York City time, on the business day after the previously scheduled Expiration Date if we decide to further extend the tender offer. We will announce any amendment to the tender offer by making a public announcement of the amendment. See Section 14 of the Offer to Purchase.

Are there any conditions to the tender offer?

Yes. Our obligation to accept and pay for your tendered shares depends on a number of conditions, including:

•	No legal action shall have been threatened, pending or taken that challenges or relates to the tender offer or materially and adversely affects our business, condition (financial or otherwise), assets, income, operations or prospects or otherwise materially impairs the contemplated future conduct of our business or our ability to purchase up to 68,965,000 shares in the tender offer.

•	No general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter markets in the United States or the declaration of a banking moratorium or any suspension of payment in respect of banks in the United States shall have occurred.

•	No changes in the general political, market, economic or financial conditions in the United States or abroad that could adversely affect our business, condition (financial or otherwise), income, operations or prospects or otherwise materially impairs the contemplated future conduct of our business.

•	No commencement or escalation of war, armed hostilities or other international or national calamity, including, but not limited to, an act of terrorism, shall have occurred.

•	No decrease of more than 15% in the market price for the shares or in the Dow Jones Industrial Average, New York Stock Exchange Index, Nasdaq Composite Index or the Standard and Poor’s 500 Composite Index measured from the close of trading on October 6, 2004 shall have occurred.

•	No person shall have made a tender or exchange offer for our shares (other than this tender offer), nor shall we have entered into a definitive agreement or an agreement in principle with any person with respect to a merger, business combination or other similar transaction, other than in the ordinary course of business.

•	No person (including certain groups) shall acquire, or propose to acquire, beneficial ownership of more than 5% of our outstanding common stock other than as publicly disclosed in a filing with the Securities and Exchange Commission (the “Commission”) prior to October 6, 2004. No person or group which has made such a filing prior to October 6, 2004 shall acquire, or propose to acquire, an additional 2% or more of our outstanding common stock. In addition, no new group shall have been formed that beneficially owns more than 5% of our outstanding common stock.

•	No material adverse change in our and our subsidiaries’ business, condition (financial or otherwise), assets, income, operations or prospects, shall have occurred or been threatened.

•	Prior to the expiration of the tender offer, (i) our $1 billion revolving credit facility is not effective on the terms set forth in the facility as described in Section 9 or (ii) we are unable to draw at least $500 million on our term loan to fund the tender offer and special dividend on the terms set forth in the term loan facility described in Section 9, because in the case of clause (i) or clause (ii), our lenders (x) do not honor their obligations under the facility or (y) assert that a condition to their obligations has not been satisfied.

The tender offer is subject to a number of other conditions described in greater detail in Section 7 of the Offer to Purchase.

If my tender of shares under the Original Offer to Purchase is still effective, can I withdraw those shares?

Yes. You may withdraw any shares you have tendered at any time before the expiration of the tender offer, which will occur at 12:00 Midnight, New York City time, on Monday, November 22, 2004, unless we further extend it. You may withdraw any shares held in the Savings and Retirement Plan or the Stock Purchase Plan you have tendered at any time before three days prior to the expiration of the tender offer, which will be 12:00 Midnight, New York City time, Wednesday, November 17, 2004, unless we further extend the tender offer. If we have not accepted for payment the shares you have tendered to us, you may also withdraw your shares after 12:00 Midnight, New York City time, on Monday, December 6, 2004. See Section 4 of the Offer to Purchase.

Can I change my mind with respect to shares I tender under this Supplement?

Yes. You may withdraw any shares you have tendered at any time before the dates set forth in the answer to the immediately preceding question.

How do I withdraw shares I have tendered?

You must deliver on a timely basis a written or facsimile notice of your withdrawal to the Depositary at the address appearing on the back cover page of this Supplement. Your notice of withdrawal must specify your name, the number of shares to be withdrawn and the name of the registered holder of such shares. Some additional requirements apply if the certificates for shares to be withdrawn have been delivered to the Depositary or if your shares have been tendered under the procedure for book-entry transfer set forth in Section 3 of Offer to Purchase. See Section 4 of the Offer to Purchase. Participants in the Savings and Retirement Plan or the Stock Purchase Plan who wish to withdraw their shares must follow the instructions found in “Letter from Savings and Retirement Plan Administrative Committee” or “Letter from Computershare Trust Co., Inc. to Participants in the Stock Purchase Plan”, as applicable, sent to them separately. See Section 4 of the Offer to Purchase.

Do I need to submit a notice of withdrawal for shares I tendered under the Original Offer to Purchase if such tender is no longer effective?

No. Subject to the limited exceptions (for example, stockholders and participants in the Company’s Stock Purchase Plan and Savings and Retirement Plan that tendered at the price determined by the Company) set forth in this Supplement, tenders of shares under the Original Offer to Purchase are no longer effective, and a notice of withdrawal is not required.

INTRODUCTION

Limited Brands, Inc., a Delaware corporation, has amended its offer to its stockholders to tender shares of its common stock, $0.50 par value, for purchase by Limited Brands. Limited Brands is now offering to purchase up to 68,965,000 shares at a price not greater than $29.00 nor less than $25.25 per share, without interest. The tender offer, proration period and related withdrawal rights were originally scheduled to expire at 12:00 Midnight, New York City time, on Friday, November 5, 2004. However, the Company has extended the tender offer, and the tender offer, proration period and withdrawal rights will now expire at 12:00 Midnight, New York City time, on Monday, November 22, 2004, unless further extended.

This Supplement should be read in conjunction with the Original Offer to Purchase. Except as set forth herein, all of the terms and conditions of the offer set forth in the Original Offer to Purchase shall continue to be applicable.

TENDERS OF SHARES, ORIGINAL LETTERS OF TRANSMITTAL, NOTICES OF GUARANTEED DELIVERY AND INSTRUCTIONS TO BROKERS, DEALERS AND COMMERCIAL BANKS, TRUST COMPANIES OR OTHER NOMINEES SUBMITTED IN CONNECTION WITH THE ORIGINAL OFFER TO PURCHASE ARE NO LONGER EFFECTIVE, SUBJECT TO LIMITED EXCEPTIONS FOR CERTAIN PREVIOUS TENDERS DESCRIBED BELOW. STOCKHOLDERS THAT DO NOT MEET ONE OF THESE LIMITED EXCEPTIONS AND WISH TO PARTICIPATE IN THE TENDER OFFER SHOULD TREAT THIS EXTENSION AS A NEW TENDER OFFER, WHETHER OR NOT THEY WISH TO MAKE ANY CHANGE IN THEIR PREVIOUS INSTRUCTIONS.

THE FOLLOWING DO NOT NEED TO TAKE ANY ACTION IN RESPONSE TO THIS SUPPLEMENT:

•	stockholders that have already tendered shares under the Original Offer to Purchase and checked the box entitled “Shares Tendered at Price Determined Pursuant to the Tender Offer” in the Original Letter of Transmittal, and that do not wish to change that direction;

•	stockholders that have already tendered shares under the Original Offer to Purchase and checked the box entitled “Shares Tendered at Price Determined Pursuant to the Offer” on the green instruction form provided to them by brokers, dealers, commercial banks and other nominees, and that do not wish to change that direction;

•	participants in our Stock Purchase Plan that specified on the white tender instruction form that they are willing to sell a percentage of the shares held in their account under the Stock Purchase Plan at the price determined by us in the tender offer, and that do not wish to change that direction; and

•	participants in our Savings and Retirement Plan that specified on the yellow tender instruction form that they are willing to sell a percentage of the shares held in their account under the Savings and Retirement Plan at the price determined by us in the tender offer, and that do not wish to change that direction.

This offer is not conditioned on any minimum number of shares being tendered. The offer is, however, subject to certain other conditions. See Section 7 of the Offer to Purchase.

As of November 1, 2004, we had issued and outstanding 473,223,066 shares. The 68,965,000 shares that we are offering to purchase represent approximately 14.6% of the shares then outstanding. The shares are listed and traded on the New York Stock Exchange (the “NYSE”). On November 5, 2004, the last full day of trading prior to announcement of the extension of the tender offer, the last reported sale price of the shares on the NYSE was $25.58 per share.

THE TENDER OFFER

1. Procedures for Tendering Shares – Proper Tender of Shares (page 16 of the Original Offer to Purchase)

Section 3 of the Original Offer to Purchase is hereby amended and supplemented by adding the following to the end of such Section 3.

“TENDERS OF SHARES, LETTERS OF TRANSMITTAL, NOTICES OF GUARANTEED DELIVERY AND INSTRUCTIONS TO BROKERS, DEALERS AND COMMERCIAL BANKS, TRUST COMPANIES OR OTHER NOMINEES SUBMITTED IN CONNECTION WITH THE ORIGINAL OFFER TO PURCHASE ARE NO LONGER EFFECTIVE, SUBJECT TO LIMITED EXCEPTIONS FOR CERTAIN PREVIOUS TENDERS DESCRIBED BELOW. ALL OTHER STOCKHOLDERS THAT DO NOT MEET ONE OF THESE LIMITED EXCEPTIONS AND THAT WISH TO PARTICIPATE IN THE TENDER OFFER SHOULD TREAT THIS EXTENSION AS A NEW TENDER OFFER, WHETHER OR NOT THEY WISH TO MAKE ANY CHANGE IN THEIR PREVIOUS INSTRUCTIONS.

STOCKHOLDERS THAT HAVE ALREADY TENDERED SHARES UNDER THE ORIGINAL OFFER TO PURCHASE AND CHECKED THE BOX ENTITLED “SHARES TENDERED AT PRICE DETERMINED PURSUANT TO THE TENDER OFFER” IN THE ORIGINAL LETTER OF TRANSMITTAL, AND THAT DO NOT WISH TO CHANGE THAT DIRECTION, DO NOT NEED TO TAKE ANY ACTION IN RESPONSE TO THIS SUPPLEMENT. STOCKHOLDERS THAT HAVE ALREADY TENDERED SHARES UNDER THE ORIGINAL OFFER TO PURCHASE AND CHECKED THE BOX ENTITLED “SHARES TENDERED AT PRICE DETERMINED PURSUANT TO THE OFFER” ON THE GREEN INSTRUCTION FORM PROVIDED TO THEM BY BROKERS, DEALERS, COMMERCIAL BANKS AND OTHER NOMINEES, AND THAT DO NOT WISH TO CHANGE THAT DIRECTION, DO NOT NEED TO TAKE ANY ACTION IN RESPONSE TO THIS SUPPLEMENT. PARTICIPANTS IN OUR STOCK PURCHASE PLAN THAT SPECIFIED ON THE WHITE TENDER INSTRUCTION FORM THAT THEY ARE WILLING TO SELL A PERCENTAGE OF THE SHARES HELD IN THEIR ACCOUNT UNDER THE STOCK PURCHASE PLAN AT THE PRICE DETERMINED BY US IN THE TENDER OFFER, AND THAT DO NOT WISH TO CHANGE THAT DIRECTION, DO NOT NEED TO TAKE ANY ACTION IN RESPONSE TO THIS SUPPLEMENT. PARTICIPANTS IN OUR SAVINGS AND RETIREMENT PLAN, THAT SPECIFIED ON THE YELLOW TENDER INSTRUCTION FORM THAT THEY ARE WILLING TO SELL A PERCENTAGE OF THE SHARES HELD IN THEIR ACCOUNT UNDER THE SAVINGS AND RETIREMENT PLAN AT THE PRICE DETERMINED BY US IN THE TENDER OFFER, AND THAT DO NOT WISH TO CHANGE THAT DIRECTION, DO NOT NEED TO TAKE ANY ACTION IN RESPONSE TO THIS SUPPLEMENT.”

2. Price Range of Shares; Dividends (page 24 of the Original Offer to Purchase)

The last line of the second paragraph under Section 8 of the Original Offer to Purchase is hereby amended by replacing such line in its entirety with the following:

“Third Quarter	24.80	18.65	0.12
Fourth Quarter (through November 5, 2004)	25.77	24.51	—	”

The first sentence of the third paragraph under Section 8 of the Original Offer to Purchase is hereby amended by replacing such sentence in its entirety with the following:

“On November 5, 2004 the last full trading day prior to the announcement of the extension of the tender offer, the last reported sale price of the shares on the NYSE was $25.58 per share.”

3. Certain Information Concerning Us (page 25 of the Original Offer to Purchase)

The paragraph entitled “Recent Developments” on page 26 of the Original Offer to Purchase is hereby amended and supplemented by adding the following additional paragraphs after the final bullet point in the existing paragraph:

“On November 8, 2004, we issued a press release announcing, among other things, the following information:

•

The Company stated that it expects to report adjusted third quarter earnings per share of $0.10, including a $0.03 tax benefit primarily from the favorable settlement of state tax matters. The adjusted estimate excludes a $0.06 per share gain related to the New York & Company initial public offering. Previously, the Company had announced that it expected to report adjusted third quarter earnings per share of $0.08 to $0.10, including a $0.02 tax benefit from the favorable settlement of state tax matters. The Company will report actual third quarter earnings on November 18, 2004.

•	Based on current business trends, the Company is increasing its estimate for adjusted full year earnings per share to $1.35 to $1.42. This estimate excludes any impact from the tender offer transaction, the $0.06 per share gain described above, and previously reported gains of $0.06 per share related to New York & Company’s repayment of their note and repurchase of their warrants and $0.02 per share resulting from the sale of the Company’s interest in Galyan’s Trading Company.

The above adjusted income information represents non-GAAP financial measures and excludes certain significant transactions and events that do not relate to the performance of the Company’s core business but impact the comparability of our results. Management believes that the adjusted information provides useful information as to our underlying business performance and assessment of ongoing operations. The adjusted income information should not be construed as an alternative to the reported results determined in accordance with generally accepted accounting principles. Further, our definition of adjusted income information may differ from similarly titled measures used by other companies.

THIS SECTION 10 CONTAINS STATEMENTS THAT ARE NOT HISTORICAL FACTS AND CONSTITUTE PROJECTIONS, FORECASTS AND FORWARD-LOOKING STATEMENTS. ANY SUCH STATEMENTS INVOLVE RISKS AND UNCERTAINTIES AND ARE SUBJECT TO CHANGE BASED ON VARIOUS IMPORTANT FACTORS, MANY OF WHICH ARE BEYOND OUR CONTROL. THE COMPANY’S FUTURE PERFORMANCE AND RESULTS MAY DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED IN SUCH FORWARD-LOOKING STATEMENTS. WE URGE YOU TO CAREFULLY READ THE SECTION ENTITLED “FORWARD-LOOKING STATEMENTS” ON PAGE 7 OF THE ORIGINAL OFFER TO PURCHASE IN ITS ENTIRETY. THE INFORMATION INCLUDED IN THAT SECTION IS APPLICABLE TO THE FORWARD-LOOKING STATEMENTS SET FORTH IN THIS SECTION 10.”

The tables and accompanying notes on pages 29-33 of the Original Offer to Purchase are hereby amended by replacing such tables and accompanying notes in their entirety with the following:

“The following pro forma information gives effect to the tender offer, the special dividend and the related transactions as described in the Notes to Condensed Unaudited Pro Forma Financial Information.

LIMITED BRANDS, INC. AND SUBSIDIARIES

Condensed Unaudited Pro Forma Consolidated Statements of Income

(In millions, except per share data and financial ratios)

	Reported Year Ended January 31, 2004	Tender Offer and Special Dividend		Pro Forma Reported Year Ended January 31, 2004
Net Sales	$8,934			$8,934
Costs of goods sold, buying and occupancy	(5,683)			(5,683)

Gross income	3,251			3,251
General, administrative and store operating expenses	(2,288)			(2,288)

Operating income	963			963
Interest expense	(62)	(43	)(a)	(105)
Interest income	63	(23	)(b)	40
Other loss	(6)			(6)
Gains on investees’ stock	208			208

Income before income taxes	1,166	(66)		1,100
Provision for income taxes	449	(26	)(c)	423

Net income	717	(40)		677

Net income per share:
Basic	$1.38			$1.52

Diluted	$1.36			$1.50

Weighted average number of shares outstanding:
Basic	519	(74	)(d)	445

Diluted	526	(74	)(d)	452

Ratio of earnings to fixed charges (e)	6.1			5.0

The accompanying notes are an integral part of the Condensed Unaudited Pro Forma Consolidated Financial Statements.

	Reported Twenty-Six Weeks Ended July 31, 2004	Tender Offer and Special Dividend		Pro Forma Reported Twenty-Six Weeks Ended July 31, 2004
Net Sales	$4,189			$4,189
Costs of goods sold, buying and occupancy	(2,715)			(2,715)

Gross income	1,474			1,474
General, administrative and store operating expenses	(1,127)			(1,127)

Operating income	347			347
Interest expense	(24)	(21	)(a)	(45)
Interest income	16	(11	)(b)	5
Other income	42			42
Gains on investees’ stock	18			18

Income before income taxes	399	(32)		367
Provision for income taxes	154	(13	)(c)	141

Net income	245	(19)		226

Net income per share:
Basic	$0.50			$0.54

Diluted	$0.49			$0.53

Weighted average number of shares outstanding:
Basic	489	(74	)(d)	415

Diluted	498	(74	)(d)	424

Ratio of earnings to fixed charges (e)	4.9			4.0

The accompanying notes are an integral part of the Condensed Unaudited Pro Forma Consolidated Financial Statements.

LIMITED BRANDS, INC. AND SUBSIDIARIES

Condensed Unaudited Pro Forma Consolidated Balance Sheet

(In millions, except per share data)

	July 31, 2004	Tender Offer and Special Dividend		Pro Forma July 31, 2004
Assets
Current assets
Cash and equivalents	$2,100	$1,000	(a)	$580
		(2,000	)(b)
		(20	)(c)
		(500	)(d)
Accounts receivable	101			101
Inventories	1,122			1,122
Other	230			230

Total current assets	3,553	(1,520)		2,033
Property and equipment, net	1,516			1,516
Goodwill	1,311			1,311
Trade names and other intangible assets, net	438			438
Other assets	128	11	(c)	139

Total assets	$6,946	$(1,509)		$5,437

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$543			$543
Accrued expenses	670			670
Income taxes	122			122

Total current liabilities	1,335			1,335
Deferred income taxes	134			134
Long-term debt	648	$1,000	(a)	1,648
Other long-term liabilities	411			411
Total stockholders’ equity	4,418	(2,000	)(b)	1,909
		(9	)(c)
		(500	)(d)

Total Liabilities and Stockholders’ Equity	$6,946	$(1,509)		$5,437

Shares outstanding at end of period	470	(74	)(e)	396
Book value per share outstanding (f)	$9.40			$4.82

The accompanying notes are an integral part of the Condensed Unaudited Pro Forma Consolidated Financial Statements.

Notes to Condensed Unaudited Pro Forma Financial Information

1.    Basis of Presentation

The following summary of pro forma adjustments is based on available information and various estimates and assumptions. Management of the Company believes that these assumptions provide a reasonable basis for presenting all of the significant effects of the following transactions and events and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma financial statements.

The condensed unaudited pro forma financial information gives effect to the transactions described below:

•	The purchase of approximately 74,000,000 shares of the Company at the approximate mid-point of the range of $27 per share for a total of $2 billion, which will be funded by $1 billion of cash on-hand and proceeds of $1 billion from additional long-term debt.

•	Payment of $20 million in transaction costs and financing fees.

•	Payment of a special dividend to stockholders of $500 million, which will be funded by cash on-hand.

The Condensed Unaudited Pro Forma Consolidated Statements of Income for the year ended January 31, 2004 and the twenty-six weeks ended July 31, 2004 give effect to the above transactions as if they occurred on February 2, 2003. The Condensed Unaudited Pro Forma Balance Sheet as of July 31, 2004 gives effect to the transactions as if they occurred on July 31, 2004.

2.    Pro Forma Consolidated Statements of Income

(a)	To reflect the following:

•	Estimated interest expense on $500 million of 5-year, variable rate debt at the stated interest rate of LIBOR plus 75 basis points (effective rate of 2.8%).

•	Estimated interest expense on $500 million of 10-year, fixed rate debt at an effective interest rate of 5.4%.

•	Amortization of $11 million of capitalized deferred financing costs over the term of the related debt.

(b)	To eliminate interest income earned on the $1.5 billion of cash used to purchase shares under the tender offer and the cash used to pay the special dividend at an estimated effective interest rate of 1.5%.

(c)	To reflect the tax effect of the pro forma interest adjustments at an estimated effective tax rate of 39%.

(d)	To reflect the assumed number of shares purchased.

(e)	For the purpose of calculating the ratio of earnings to fixed charges, earnings consists of pretax income excluding income and losses from equity method investees plus fixed charges consisting of interest and the portion of minimum rent considered representative of interest.

3.    Pro Forma Consolidated Balance Sheet

(a)	To reflect $1 billion of cash from additional borrowings of long-term debt used to purchase shares under the tender offer.

(b)	To reflect the use of cash to purchase approximately 74,000,000 shares under the tender offer.

(c)	To reflect the payment and capitalization of transaction costs and financing fees.

(d)	To reflect the payment of the special dividend.

(e)	To reflect the assumed number of shares purchased.

(f)	Book value per share outstanding is based upon actual shares outstanding net of shares held in treasury and does not include the dilutive effect of stock options and restricted stock.”

The first paragraph under the Section entitled “Pro Forma Adjusted Data” on page 33 of the Original Offer to Purchase is hereby amended by replacing such paragraph in its entirety with the following:

“On an adjusted basis, if the tender offer had occurred on February 2, 2003, adjusted net income for the year ended January 31, 2004 of $584 million would have decreased to $544 million, adjusted diluted earnings per share of $1.11 would have increased to $1.20 and the ratio of earnings to fixed charges of 5.2 would have decreased to 4.3. For the twenty-six weeks ended July 31, 2004, adjusted net income of $205 million would have decreased to $186 million, adjusted diluted earnings per share of $0.41 would have increased to $0.44 and the ratio of earnings to fixed charges of 4.3 would have decreased to 3.5.”

WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR SHARES IN THE TENDER OFFER OR AS TO THE PURCHASE PRICE OR PRICES AT WHICH YOU MAY CHOOSE TO TENDER YOUR SHARES. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THE ORIGINAL OFFER TO PURCHASE AND THIS SUPPLEMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANY PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE TENDER OFFER OTHER THAN THOSE CONTAINED IN THIS DOCUMENT OR IN THE RELATED AMENDED LETTER OF TRANSMITTAL. IF ANYONE MAKES ANY RECOMMENDATION OR REPRESENTATION TO YOU OR GIVES YOU ANY INFORMATION, YOU MUST NOT RELY ON THAT RECOMMENDATION, REPRESENTATION OR INFORMATION AS HAVING BEEN AUTHORIZED BY US OR THE DEALER MANAGERS.

Dated: November 8, 2004

The Amended Letter of Transmittal and certificates for shares and any other required documents should be sent or delivered by each stockholder or such stockholder’s broker, dealer, commercial bank, trust company or nominee to the Depositary at one of its addresses set forth below.

The Depositary for the Tender Offer is:

WACHOVIA BANK, N.A.

1525 West W.T. Harris Blvd.

Building 3C3, NC-1153

Charlotte, NC 28262-8522

By Registered, Certified Mail or First Class Mail:	By Hand or Courier Delivery:	By Facsimile Transmission (for eligible institutions only):

Wachovia Bank, N.A.	Wachovia Bank, N.A.	(781) 380-3388
Securities Processing Center	Securities Processing Center
PO Box 859208	161 Bay State Dr.	For Confirmation Call:
Braintree, MA 02185-9208	Braintree, MA 02184	(800) 829-8432
(781) 843-1833 ext. 200

DELIVERY OF THE AMENDED LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY TO THE DEPOSITARY.

Questions or requests for assistance may be directed to the Information Agent or the Dealer Managers at their respective telephone numbers and addresses set forth below. Requests for additional copies of the Original Offer to Purchase, this Supplement, the related Amended Letter of Transmittal or the Amended Notice of Guaranteed Delivery may be directed to the Information Agent at the telephone number and address set forth below. Stockholders may also contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the tender offer. To confirm delivery of shares, stockholders are directed to contact the Depositary.

The Information Agent for the Tender Offer is:

D.F. KING & CO., INC.

48 Wall Street

New York, NY 10005

Banks and Brokerage Firms Please Call: (212) 269-5550 (Call Collect)

All Others Call Toll Free: (888) 628-8208

The Dealer Managers for the Tender Offer are:

Banc of America Securities LLC	J.P. Morgan Securities Inc.
9 West 57th Street	277 Park Avenue
New York, New York 10019	New York, New York 10172
(212) 583-8537 (Call Collect)	(212) 622-2624 (Call Collect)
(888) 583-8900, ext. 8537 (Call Toll Free)	(866) 262-0777 (Call Toll Free)